Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

Form F-8 File No.: 333-221208

On May 11, 2018 at approximately 8 a.m. eastern standard time, METRO INC. (“METRO”) first used or made available the following communication:

1.	In a press release dated May 11, 2018, METRO announced that it had completed the acquisition of the Jean Coutu Group.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO offered or issued in the Acquisition to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

METRO completes the acquisition of the Jean Coutu Group

●	The combination creates a new retail leader with revenues of approximately $16 billion.
●	François J. Coutu will continue to lead the Jean Coutu Group as its president.
●	François J. Coutu and Michel Coutu are appointed to METRO INC.‘s board of directors.

MONTRÉAL, May 11, 2018 /CNW Telbec/ - METRO INC. (“METRO”) (TSX: MRU) announced today that it has completed the acquisition of The Jean Coutu Group (PJC) Inc. (the “Jean Coutu Group”). With this acquisition, the Jean Coutu Group becomes a wholly owned subsidiary of METRO, combining all its pharmacy operations.

“We are very proud to have acquired Quebec’s top player in the pharmacy sector. The combined entity will develop the full potential of our two banners, Jean Coutu and Brunet, in order to strengthen our market presence and better meet consumers’ needs. Together, we want to create a new retail leader offering consumers a food and pharmacy experience customized to their needs for years to come” said Eric La Flèche, METRO’s President and Chief Executive Officer.

François J. Coutu, who will continue to lead the Jean Coutu Group as its president, added: “We showcase popular major brands, known for their commitment to consumer health and well-being. Our operational efficiency will enable us to implement systems and processes, while ensuring that consumers receive high-quality, personalized service from our owner pharmacists.”

As stipulated in the definitive combination agreement signed in the fall of 2017, the Jean Coutu Group shareholders collectively received 25% of the acquisition price in the form of METRO shares (and the balance in cash) representing, in the aggregate, an approximate 11% equity interest in the Corporation. Shareholders holding 79% of the shares of the Jean Coutu Group elected to receive their consideration in shares of METRO. Pursuant to the proration mechanism, the Coutu family and its affiliated entities hold an approximate 8% equity interest in METRO following this transaction. François J. Coutu and Michel Coutu have been designated by the Jean Coutu Group to sit on METRO’s board of directors.

METRO expects to generate approximately $16 billion in revenues and over $1.3 billion in operating income before depreciation and amortization. METRO also expects that the combination will generate $75 million in annual cost reductions after three years. METRO expects the combination to contribute positively to earnings per share (adjusted for the amortization of intangibles resulting from the combination).

Shareholder consideration

Each Jean Coutu Group shareholder who elected to receive his or her consideration in METRO shares will receive approximately 0.19 Metro common shares and $16.70 for each Jean Coutu Group share that he or she held, and each Jean Coutu Group shareholder who elected to receive his or her consideration in cash or who did not duly make an election as to consideration will receive $24.50 for each Jean Coutu Group share that he or she held. No fractional shares will be issued, and METRO will settle the fractional shares in accordance with the provisions of the combination agreement.

The Jean Coutu Group Shares

In view of the coming into effect of the acquisition of the Jean Coutu Group by METRO, the Jean Coutu Group has applied to have its class “A” subordinate voting shares delisted from the Toronto Stock Exchange and expects the shares to be delisted in a few days.

About METRO INC.

With annual sales of approximately $16 billion, METRO INC. is a leader in food and pharmaceutical distribution in Québec and Eastern Canada, where it operates or is the franchisor of a network of more than 600 food stores under several banners, including Metro, Metro Plus, Super C and Food Basics, as well as close to 700 drugstores primarily under the Jean Coutu, Brunet, Metro Pharmacy and Drug Basics banners, providing employment to 85,000 people.

Forward-Looking Statements

This press release includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of METRO may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. These forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “project,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations of them, similar terminology or the use of future tenses. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of METRO’s management and involve a number of risks, uncertainties, and assumptions.

Although METRO believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from the expectations of Jean Coutu Group’s or METRO’s management as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in the “Risk Management” section of METRO’s 2017 Annual Report filed with the Canadian securities regulatory authorities. More particularly and without limitation, this press release contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the transaction to METRO and its shareholders, employees and pharmacists including future financial and operating results, METRO’s plans, objectives, expectations and intentions.

In respect of the anticipated benefits of the proposed transaction, while the list below of cautionary statements is not exhaustive, some important factors that could affect METRO’s ability to achieve the results either expressed or implied by these forward-looking statements including, but not limited to, changes in the legislation or the regulatory environment as it relates to the sale of prescription drugs and the practice of pharmacy, the success of METRO’s business model, changes in laws and regulations, or in their interpretations, changes to tax regulations and accounting pronouncements, the cyclical and seasonal variations in the industry in which the combined business would operate, the intensity of competitive activity in the industry in which the combined business would operate, the supplier and brand reputations, the combined business’ ability to attract and retain pharmacists, labour disruptions, including possible strikes and labour protests, the accuracy of management’s assumptions and other factors that are beyond METRO’s control.

Risks and uncertainties inherent in the nature of the transaction include, without limitation, failure to realize the expected benefits of the transaction and general economic conditions. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the transaction will be realized.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this press release or other specified date and speak only as of such date. METRO expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Jean Coutu Group management information circular dated October 26, 2017 and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the transaction to U.S. holders of Jean Coutu Group Shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

SOURCE METRO INC.

View original content: http://www.newswire.ca/en/releases/archive/May2018/11/c6857.html

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For further information: Marie-Claude Bacon, Senior Director, Corporate Affairs, METRO INC., (514) 643-1086, mbacon@metro.ca

CO: METRO INC.

CNW 06:30e 11-MAY-18